Exhibit 4.1

THIRD AMENDMENT TO RIGHTS AGREEMENT

THIS THIRD AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) is made and entered into as of September 19, 2022, between MANITEX INTERNATIONAL, INC., a Michigan corporation (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC (the “Rights Agent”). Except as otherwise provided herein, all capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed thereto in the Rights Agreement.

W I T N E S S E T H:

WHEREAS, the Company and the Rights Agent have entered into that certain Rights Agreement, dated as of October 17, 2008, as amended by that certain First Amendment to Rights Agreement, dated as of May 24, 2018, and that certain Second Amendment to Rights Agreement, dated as of October 2, 2018 (as amended, the “Rights Agreement”);

WHEREAS, pursuant to Section 27 of the Rights Agreement, subject to the penultimate sentence of Section 27, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of certificates representing Common Shares of the Company and without the approval of any holder of Rights Certificates, in any manner which the Company deems necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificates;

WHEREAS, the Board of Directors has determined, that it is necessary and desirable and in the interest of the holders of the Common Shares and the Rights Certificates to amend the Rights Agreement as set forth herein; and

WHEREAS, subject to and in accordance with the terms of this Amendment, the Company has directed and the Rights Agent has agreed to amend the Rights Agreement in certain respects, as more particularly set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree to modify the Rights Agreement as set forth below.

Section 1. Amendment to Section 7(a). Section 7(a) of the Rights Agreement is hereby amended and restated as follows:

“(a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which the Rights are exercised, at or prior to the earliest of (i) the close of business on September 30, 2022, subject to extension (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), and (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.”

Section 2. Amendment to Exhibit C. The fourth (4th) paragraph of Exhibit C to the Rights Agreement is hereby amended and restated as follows:

“(a) The Rights are not exercisable until the Distribution Date. The Rights will expire on September 30, 2022 (the “Final Expiration Date”), subject to extension, unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.”

Section 3. Effective Time of this Amendment. This Amendment shall be effective as of the date hereof.

Section 4. Direction to the Rights Agent. Pursuant to Section 27 of the Rights Agreement, by its execution and delivery hereof, the Company directs the Rights Agent to execute and deliver this Amendment, and the officer of the Company executing this Amendment on behalf of the Company, as an appropriate officer of the Company, certifies on behalf of the Company that this Amendment complies with the terms of the Rights Agreement. For the avoidance of doubt and notwithstanding anything to the contrary set forth in this Amendment, this Amendment does not affect the Rights Agent’s own rights, duties, obligations or immunities under the Rights Agreement.

Section 5. Confirmation of the Rights Agreement. The term “Agreement” or “Rights Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended by this Amendment. Except as amended or modified hereby, all terms, covenants and conditions of the Rights Agreement as heretofore in effect shall remain in full force and effect and are hereby ratified and confirmed in all respects.

Section 6. Benefits of this Agreement. Nothing in this Amendment shall be construed to give to any person or corporation other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares of the Company) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares of the Company).

Section 7. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Michigan and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 9. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 10. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.

MANITEX INTERNATIONAL, INC.

By:	/s/ J. Michael Coffey
Name:	J. Michael Coffey
Title:	Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael Legregin
Name:	Michael Legregin
Title:	Senior Vice President, Corporate Actions Relationship Management & Operations